FILED AS CORRESPONDENCE ON EDGAR

November 12, 2010

Russell Mancuso

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20349

Attn: Aslynn Hogue

Re:	GreenCell, Incorporated Form S-1 File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Commission’s October 1, 2010 comments pertaining to the above-referenced filing filed by GreenCell, Incorporated (hereafter referred to as the “Company”, “we”, or “us” or “our”) as of this date.

Prospectus Cover Page

Response to Comment 1

We have reconciled the number of shares on the outside back cover of the prospectus.

Our Business, page 3

Response to Comment 2

We have replaced the summary in the “Our Business” section to clarify and state clearly the matters addressed in Comment 2 and to set the tone of the business section. Among other things, we have discussed:

•	Our proprietary technologies, the UltraTemp process and the ceramic composite it produces, and Ultra Temp A and C, which are chemical versions produced by the UltraTemp; and
•	That we will either make our products or co-develop them with third parties.

Location at pages 1-3 .

Response to Comment 3

We have reconciled the disclosure regarding when we intend to generate revenues to reflect throughout the Prospectus that we do not expect to earn revenues until the fourth quarter of 2011.

Location at page

If we do not file a registration statement on Form 8-A…page 11

Response to Comments 4 and 5

We have corrected our disclosure in response to Comments 4 and 5.

Location page 11.

Should either one or both…page 11

Response to Comment 6

We have included disclosure in the risk factor of General Automotive and SenCer’s financial condition.

Location at page 11.

There are potential conflicts… page 12

Response to Comment 7

We have added the conflict of interest pertaining to the 2% royalty payments to be paid upon gross sales to our co-founder, SenCer, Inc.

Location at page 12.

Selling Security Holders, page 15

Response to Comment 8

We have clarified that the 1,105,000 shares being registered are the shares in the private offering conducted first in December 2009 and continuing through April 2010 that we offered and sold solely for cash consideration.

Location at page 15.

Response to Comment 9

We have corrected the inadvertent but inaccurate numbers regarding issue dates and number of shares that appeared in Amendment Number 3.

Location at pages 15-18.

Response to Comment 10

We have reconciled our disclosure in footnotes 1 and 2 of the selling shareholder chart to state that 95,000 shares each (not 190,000 shares as previously stated in Amendment Number 3) are being registered for resale by James Byrd, Jr. and James Painter.

Location at page 15.

Response to Comment 11

We have disclosed the percentage of General Automotive shares held by Douglas Nagel and the percentage of shares that he has the right to purchase.

Location at page 12.

Response to Comment 12

We have disclosed the relationships and terms of material agreements we have with our selling stockholders

Location at footnotes 1 and 2 at page 17.

Related Shareholders, page 18

Response to Comment 13

We have reconciled our disclosure by stating that half of the 190,000 shares (95,000 shares) purchased through Mr. Byrd’s retirement account (the James Byrd, Jr. SEP-IRA), are being registered.

Location at page 15, 17.

Response to Comment 14

The previous number of aggregate shares disclosed in Amendment Number 3 that were owned by the General Automotive group was miscalculated at 10,772,500, but has been corrected in Amendment Number 4 to 10,795,000.

Location at page 18.

Business, page 22

Response to Comment 15

We have revised our disclosure to state that the UltraTemp is to be used for igniter, oxygen sensor, fuel and brake pad applications, but that the 2% royalty to our co-founder, SenCer, solely applies to the igniter. The 2% Royalty does not apply to the future planned products, oxygen sensor, fuel cells and brake pads.

Location at page 22, 30.

Response to Comment 16

We have deleted the disclosure that UltraTemp “is not subject to valid patent infringement claims”.

Response to Comment 17

We have reconciled our disclosure to state that have no lease with SenCer and our own manufacturing capabilities are limited to SenCer’s previous establishment of manufacturing capabilities at the New York facility we now lease. From a third party, but not SenCer.

Location at pages 22, 39, 28.

Response to Comment 18

We have clarified that auxiliary power modules are actually smaller fuel cells, which is consistent with our development of fuel cells following development of our igniter technology.

Location at page 22.

Response to Comment 19

We have explained that UltraTemp A and C are specific chemical versions of UltraTemp that are suitable for specific device manufacturing.

Location at page 22.

Response to Comment 20

We have clarified that there has been no actual work accomplished to date pertaining to the future oxygen sensor, fuel cell and brake pad applications and that the only work related thereto was testing and developing the Ceramic Composite which will be used in all of our future products. This testing and development was accomplished by SenCer who assumed the costs associated with that development. We have also disclosed that the Technology License Agreement conveyed the rights to UltraTemp, Ultra Temp A and C and related products thereto.

Location at page 26.

SenCer and General Automotive Business, page 22

Response to Comment 21

We have deleted the inadvertent double negative statement and related disclosure. We have disclosed elsewhere in the Prospectus that we are subject to intense competition.

Location at pages 3, 10-11

Igniter Development, page 23

Response to Comment 22

We have deleted the referenced disclosure since it was confusing and did not accurately depict our future development work. We have added a chart and other disclosure to depict these matters.

Location at page 22.

Task 1. Igniter Development and Testing (CERIS), page 23

Response to Comment 23

We have added a chart to explain SenCer’s and our development work on the igniter

Location at page 26.

Response to Comment 24

We have deleted the disclosure regarding our igniters being used in fuel cells.

Location at page 26.

Response to Comment 25

We have explained why earlier estimated deadlines, developmental targets and otherwise have not been accomplished and provided a revised developmental schedule.

Location at page 24.

Phase I Work Scope – (CERIS) Igniter, page 25

Response to Comment 26

Please see our response to Comment 25. Additionally. we have disclosed the reasons why we did not meet development timelines.

Location page 24.

Competition, page 27

Response to Comment 27

We have eliminated any such claims throughout the prospectus to state that we will attempt to or our goals are to accomplish certain matters

Manufacturing, page 28

Response to Comment 28

We have eliminated the disclosure that if SenCer is the manufacturer of our products, it will provide the manufacturing costs on a cost plus fixed basis. We have amended and expanded our disclosure to reflect that we will either use our own manufacturing space that is part of the New York facility we lease from a third party and lease SenCer manufacturing, equipment from a third party manufacturer.

Location at page 28.

Joint Venture Agreement/ Amended Joint Venture Agreement, page 32

Response to Comment 29

We have clarified the operational roles of General Automotive and SenCer and that neither company is contractually or otherwise required to perform those roles.

Location at page 32.

Employment Agreement with Dan Valladao, page 32

Response to Comment 30

We have disclosed that both Dan Valladao and David Burt have waived their termination rights with respect to the termination provision that their employment can be terminated with good cause due to relocation of our office and operations from the Central Florida area to New York (See Exhibits 10.12 and 10.13). We have supplementary provided you with consent by our Board of Directors accepting these waivers.

Location at pages 32, 33, F-16.

Consulting Agreement with Emerging Markets Consulting, LLC, page 33

Response to Comment 31

We have reconciled our disclosure to state that both Emerging Markets Consulting, LLC and Byrd and Company, LLC are not selling its shares on our behalf directly or indirectly or as part of the registered offering, but rather solely for their own account and for their own investment purposes.

Location at page 33-34.

Plan of Operations, page 35

Response to Comment 32

We are not attempting to reconcile the amount and timing of our expenses with section 4.7 of Exhibit 10.1. We have revised our uses of proceeds since the subscription agreement for purposes of more efficiently proceeding with our business plan. We disclosed in our subscription agreement that such matters may be changed. Nonetheless, our core business objectives remain the same, as detailed in our subscription agreement and throughout the S-1 filing. We have added disclosure that states that our business plan and individual uses of proceeds are contingent upon adequate financing . We have also added disclosure that with respect to our estimated expense of $750,000 for igniter production scale-up is contingent upon completing OEM tests and certification, as well as our receiving adequate financing. We have further explained that spending $150,000 on early stage prototypes will potentially better serve our business goals and strategies, rather than our earlier projected estimated cost of $450,000 for full scale oxygen sensor, fuel cell and brake pad prototypes.

Location at page 36

Description of Property, page 39

Response to Comment 33

We have addressed all 6 bullet points with additional and clarified disclosure.

Location at page 39.

Transactions with Related Persons…page 39

Response to Comment 34

We have clarified that the “lease originally provided for a monthly payment of $2,500 plus sales tax for the office space, but was later cancelled in its entirety with no such $2,500 payments ever being made and the entire lease was then integrated into the Consulting Agreement dated February 1, 20010 that provided for a one-time payment of $10,000” for among other things, the office space.

Location at page 39.

Response to Comment 35

Please see our Response to Comment 43

General Automotive/Dan Valladao, page 40

Response to Comment 36

We have amended our disclosure to state the following:

“General Automotive, our co-founder, and an SEC reporting company, owns 10,750,000 restricted shares of our common stock. Our Chief Executive Officer/Chief Financial Officer/Chief Accounting Officer/Chairman of the Board, Dan Valladao, is also the Chief Executive Officer/Chairman of the Board of General Automotive. Mr. Valladao ownership is composed of:

(a)	2,315,751 shares of General Automotive’s common shares, or 12.6% of General Automotive’s outstanding shares;

(b)	400,000 options to convert into 400,000 common shares at an exercise price of $0.385, and to be exercised at any time within a 60 day period; and

(c)	10,000,000 options to convert into 10,000,000 common shares at an exercise price of $0.04, and to be exercised at any time within a 60 day period.

Assuming that all 10,400,000 options were exercised, Dan Valladao would own 43.1% of General Automotive’s outstanding shares, including the 2,315,751 shares he currently owns. This calculation is based on the foregoing information and records from General Automotive’s transfer agent records, including that as of October 4, 2010, General Automotive has 18,354,417 shares outstanding.”

Calculations:

1)	2,315,751 (shares currently held by Dan Valladao)/18,354,417 (shares currently outstanding) = 12.6%
2)	10,400,000 + 18,354,417 (shares outstanding as of October 4, 2010) = 28,754,417 (shares outstanding assuming Dan Valladao exercises all of his 10,400,000 options);
3)	10,400,000 (option shares) + 2,315,751 (shares currently held by Dan Valladao) = 12,415,751; and
4)	12,415,751/28,754,417 = 43.1%

Location at page 40

Shares for Services, page 40

Response to Comment 37

We have included Emerging Markets Consulting, LLC’s 2,790,000 shares in the table of shares issued for services.

Location at page 40.

Penny Stock Certifications, page 40

Response to Comment 38

We have replaced our Penny Stock related risk factor and Penny Stock Regulations Section with entirely new disclosure to address the matters in Comment 40.

Location at page 13 (Risk Factor)

Location at page 40 (Penny Stock Regulation)

Security Ownership of Certain Beneficial Owners and Management, page 45

Response to Comment 39

We have reconciled this disclosure and added that our current executive officers and directors as a group have indirect ownership of 21,500,000 shares or 72.36% of our outstanding shares, solely because our co-founders’ respective board of directors have sole voting and investment power over the 21,500,000 shares they indirectly own as a group.

Location at page 46

Response to Comment 40

We have disclosed the identity of the natural persons with voting and dispositive power of shares owned by our co-founders, General Automotive and SenCer.

Location at page 46

Executive Compensation

Response to Comment 41

We have indicated by footnote that Dan Valladao’s salary through September 30, 2010 is $45,000 and David Burt’s salary through September 30, 2010 is $23,750.

Location at page 47.

Response to Comment 42

We have reviewed S-K Item 402 and determined that the $107,500 figure pertaining to General Automotive’s and SenCer’s stock holdings of 10,750,000 shares, should not be included in the Executive Compensation Chart. Additionally, we have clarified that neither we, General Automotive, SenCer, or any other person or party pay our executive officers any form of compensation for their services. The 10,750,000 shares are reflected as indirect ownership in the Security Ownership of Beneficial Owners and Management chart on page 46, due to the participation of our co-founders board of directors in the disposition of their individual holdings in us.

Location at page 47

Financial Statements, page F-1

Response to Comment 43

SAB Topic 5:G—generally, the SEC staff believes that nonmonetary assets transferred to a company by its promoters or shareholders in exchange for stock prior to or at the time the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP. We originally assigned a $215,000 value to an intangible asset (“License Agreement”) against the issuance of 21.5 million shares of common stock to shareholders at par value of $0.01; however, were unable to identify specific historic costs associated with the License Agreement. Therefore, after further evaluation of all facts associated with the original valuation assigned to the License Agreement and discussions with the SEC examiners, we determined that no value should be assigned to the License Agreement and recorded the issuance of the shares associated with the License Agreement against common stock and paid-in capital.

Response to Comment 44

Please see our Response to Comment 43

Location at page __.

Notes to the Financial Statements, page F-23

Note 6 – Stockholders’ Equity, page F-33

Response to Comment 45

Please see our Response to Comment 43

Response to Comment 46

Please see our Response to Comment 43

The licenses valuation of 275,000 has been eliminated

Recent Sales of Unregistered Securities, page 11-1

Response to Comment 47

The dates of the share issuances have been corrected and are consistant.

Location at page F 15, F 33.

Exhibit 10.7

Response to Comment 48

The blank in Exhibit 10.7 was a result of several inadvertent duplications in the document submitted to the Edgarizer and has been corrected.

Exhibit 10.12

Response to Comment 49

Exhibit 10.12, as it appears in Amendment Number 3, was included in complete error. There has never been a Second Amended Joint Venture Agreement. The Joint Venture Agreement dated July 13, 2010 and designated as Exhibit 10.10 is the most recent and effective Joint Venture Agreement.

Exhibit 23.1

Response to Comment 50

The consent (Exhibit 23.1) now contains statement that the accounting firm is consenting to the use of its report.

The Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding the foregoing, please contact our legal counsel at (561) 210-8599 or (561) 706-7646. Kindly send any comments to our legal counsel at his facsimile number at (561) 423-3753

Sincerely yours,

/s/ Daniel Valladao

Daniel Valladao

Chief Executive Officer